Exhibit (e)(9)

[STRYKER CORPORATION LETTERHEAD]

May 2, 2011

Antony Koblish

77 Great Valley Parkway

Malvern, PA 19355

Subject: Employment Letter

Dear Antony:

We are pleased to extend you this offer of employment with Stryker Orthopaedics (“Stryker” or the “Company”). Assuming the acquisition of Orthovita, Inc. (“Orthovita”) by Stryker (the “Transaction”) is completed, you will assume the role of Vice President and General Manager, Stryker Orthovita. If the closing of the Transaction does not occur for any reason, this agreement will be void and of no force and effect. This letter summarizes your compensation and eligibility for benefits and other related employment matters.

Your annual base salary initially will be $400,000 (paid semi-monthly, 24 pay periods annually). Upon joining Stryker, you will have target bonus for 2011 of 70% of your annual base salary, subject to your continued employment through the end of 2011, provided that such amount will be pro-rated for the portion of 2011 that occurs following the closing of the Transaction to the extent you received any bonus payments from Orthovita with respect to the portion of 2011 that occurred prior to the closing of the Transaction. You and your supervisor will establish your annual performance objectives related to your annual bonus incentive. Any award above the 100% potential is at the Company’s discretion and you must be employed on December 31 of the applicable performance year to receive any portion of the bonus for this respective year.

Retention Benefit – Antony, it is Stryker’s strong desire to motivate your continued employment with the Company. As such, Stryker intends to grant to you a retention benefit, comprised of both cash and restricted stock units (“RSUs”) awards, as follows:

Cash. As soon as practicable following the closing of the Transaction and commencement of your employment with Stryker, you will be granted a retention award, payable in cash, in an aggregate amount of $400,000, which amount will vest and be payable in three installments on each of the first three anniversaries of the closing of the Transaction, as follows: 30% on the first anniversary, 30% on the second anniversary and 40% on the third anniversary.

RSUs. It is our intention that following the closing of the Transaction and commencement of your employment with Stryker, Stryker’s Chairman, President and Chief Executive Officer will recommend at our Board’s next Compensation Committee meeting they approve a Special RSUs Retention Grant, which shall be made from our Long-Term Incentive Plans. The target amount granted to you will be approximately $600,000 in award date value, calculated as the number of units times the closing price of our common stock on the date prior to the grant date. One-third of these RSUs will vest on each of the first three anniversaries of the grant date. The next occurring Board Compensation Committee meeting after the anticipated closing of the Transaction is scheduled for July 26, 2011.

Annual Stock Award – It also is our intention that Stryker’s Chairman, President and Chief Executive Officer will recommend that our Board’s Compensation Committee approve a grant to you of stock awards (stock options and RSUs) from our Long-Term Incentive Plans during our annual stock awards cycle in February 2012. The target amount granted to you will be approximately $618,000 in total award date value, 50% of which value will be awarded in stock options and 50% of which will be awarded in RSUs. Stryker determines award date value for stock options as the number of options times grant price times a recent accounting valuation of option grants (recently averaging about 33% of the amount resulting from multiplying options times grant price). The RSUs’ award date value is calculated as the number of units times the grant price. The grant price will be determined according to our Long-Term Incentive Plans, which require the grant price to be the closing price on the day prior to the grant date.

Benefits Programs – In addition, you would participate in the Stryker benefits programs at the level of similarly situated Stryker employees subject to the terms and conditions of any applicable benefit policy or summary plan description. Please note that such benefits are subject to change or modification at the exclusive discretion of Stryker. As a Stryker employee, you will be eligible to participate in our comprehensive package of benefits, including among other things:

•	Comprehensive health insurance plan, including medical, dental, vision and prescription drug coverage;

•	Basic Term Life Insurance paid by the Company, with supplemental coverage available;

•	Short-Term and Long-Term Disability coverage;

•	Opportunity to purchase Long-Term Care Insurance;

•	Opportunity to participate in discounted Stryker Stock Purchase Plan;

•	Stryker 401(k) Savings and Retirement Plan

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Company Matching and Discretionary Contributions – After the close of each year, Stryker will match all or a portion of your contributions according to Plan guidelines. Stryker will contribute $.50 for every $1.00 you contribute, up to a maximum of 4% of your eligible earnings. Additionally, Stryker may contribute a percentage of your eligible earnings as a discretionary contribution. Historically, 7% of eligible earnings have been contributed.

•	Stryker’s Supplemental Savings and Retirement Plan

You also will be eligible to participate in any severance program or policy that is maintained, and as may be amended from time to time, by Stryker for similarly situated employees on the same terms and conditions as provided to such similarly situated employees; provided that you will be given credit under any such severance program or policy for your years of service with Orthovita prior to and following the closing of the Transaction and, provided, further, that you shall be eligible under such program or policy only to the extent you are not entitled to severance or other similar benefits under the Orthovita Employment Agreement (as defined below), as modified by the terms of this offer.

The aforementioned statements of Company policy, practices, and benefits do not constitute the terms of an employment contract, either expressed or implied. The Company maintains the right to change its policies and procedures without notice.

Acknowledgement and Waiver – By signing below and accepting this offer of employment with Stryker under the terms and conditions described herein, including without limitation, the Retention Benefit described above, you acknowledge and agree that, effective as of the closing of the Transaction, you irrevocably waive your right to receive any payment or benefit under your Amended and Restated Employment Agreement with Orthovita, dated March 9, 2010 (the “Orthovita Employment Agreement”) by reason of your resignation for “Good Reason” (as defined in the Orthovita Employment Agreement) due to a material diminution of your duties, responsibilities or authority (i.e., clause (i) of Section 13(c) of the Orthovita Employment Agreement) following the Transaction based on the terms set forth in this offer (the “Post-closing Employment Terms”); provided however, that commencing on the date that is seven months following the closing of the Transaction and continuing for a period of 30 days thereafter, you shall be entitled to the payments and benefits set forth under the Orthovita Employment Agreement in the event you resign for Good Reason due to such material diminution of your duties, responsibilities or authority. In this regard, the Company and you acknowledge and agree that the Post-closing Employment Terms constitute a material diminution of your duties, responsibilities or authority. The parties further acknowledge and agree that, from and following the closing of the Transaction, the limitation on your ability to terminate your employment for Good Reason based on a reduction in your base salary (i.e., clause (ii) of Section 13(c) of the Orthovita Employment Agreement) for across the board reductions applicable to executives generally, shall include executives of both Stryker and Orthovita (and not only Orthovita). Other than as expressly waived in the foregoing sentence, all other terms of the Orthovita Employment Agreement shall remain in full force and effect from and following the closing of the Transaction.

At-Will Employment – This letter does not guarantee or imply any right to continued employment for any period whatsoever. The parties acknowledge that your employment is and shall continue to be at-will, as defined under applicable law and further acknowledge that the notice provisions set forth in the Orthovita Employment Agreement, as modified by this offer, shall continue in full force and effect notwithstanding your at-will employment status. If your employment terminates for any reason, all payments of compensation and benefits shall cease and thereafter you shall not be entitled to any payments, benefits, damages, awards or compensation except as provided herein and as provided in the Orthovita Employment Agreement, as applicable, and except as may otherwise be available in accordance with the Company’s established employee plans and practices or other agreements with the Company at the time of such termination.

This offer is contingent upon there being no contractual impediments or obligations that would restrict your acceptance of this offer. This offer is further contingent upon your execution of Stryker’s Confidentiality, Intellectual Property and Non-Solicitation Agreement (the “Confidentiality Agreement”) and Stryker’s Code of Conduct Certification form. You and the Company acknowledge and agree that, effective upon the closing of the Transaction, the terms of the Confidentiality Agreement replace and supersede any similar provisions set forth in the Orthovita Employment Agreement. This offer and employment is contingent on completion of normal OIG debar check as well as completion of all standard employment forms including I-9 employment verification.

In addition, this offer is made with the understanding that you will not bring with you to Stryker confidential or proprietary information belonging to any of your previous employers other than Orthovita and that you will refrain from disclosing to us, or using while employed by us, any such confidential or proprietary information. Pursuant to Company policy, you are expected to comply with any non-disclosure, non-compete, non-solicitation and other provisions of agreements with such previous employers.

Antony, we look forward to having you join the Stryker team. To accept this employment offer, please sign this letter on the space provided below and return it to my attention on or before May 4, 2011.

Sincerely,

/s/ Eric Teutsch
Eric Teutsch

I accept this offer of employment with Stryker and agree to the terms and conditions outlined in this letter:

/s/ Antony Koblish	5/14/2011
Antony Koblish	Date

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